ATENSE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Atense, Inc.
Plano, Texas

We have reviewed the accompanying balance sheet of Atense, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 10, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ATENSE, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 3,118	$ 4,259
Accounts Receivable	1,012	299
TOTAL CURRENT ASSETS	4,129	4,559
NON-CURRENT ASSETS		
Deferred Tax Asset	17,691	5,689
Security Deposit	3,000	3,000
Trademark	1,960	1,010
TOTAL NON-CURRENT ASSETS	22,651	9,699
TOTAL ASSETS	26,780	14,257
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	350	78
TOTAL CURRENT LIABILITIES	350	78
NON-CURRENT LIABILITIES		
Related Party Loan	781	6,379
TOTAL LIABILITIES	1,130	6,457
SHAREHOLDERS' EQUITY		
Common Stock (10,000 shares authorized; 100 issued; $1.00 par value)	100	100
Additional Paid in Capital	92,100	29,100
Retained Earnings (Deficit)	(66,550)	(21,400)
TOTAL SHAREHOLDERS' EQUITY	25,650	7,800
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 26,780	$ 14,257

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ATENSE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Expense		
Research & Development	56,219	6,337
General & Administrative	607	866
Professional Fess	329	18,647
Selling & Marketing	-	1,239
	57,154	27,090
Net Income from Operations	(57,154)	(27,090)
Other Income (Expense)		
Interest Income	2	1
Net Income before Income Tax	(57,153)	(27,088)
Income Tax		
Deferred Income Tax benefit	12,002	5,689
Net Income	$ (45,151)	$ (21,400)
Earnings Per Share		
Basic	$ (452)	$ (214)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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ATENSE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (45,151)	$ (21,400)
Change in Accounts Payable	272	78
Change in Accounts Receivable	(712)	(299)
Recognition of Deferred Tax Asset	(12,002)	(5,689)
Net Cash Flows From Operating Activities	(57,593)	(27,310)
Cash Flows From Investing Activities		
Capitalization of Trademark Costs	(950)	(1,010)
Net Cash Flows From Investing Activities	(950)	(1,010)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	63,000	29,100
(Payments) and Draws On Related Party Loan	(5,598)	6,379
Issuance of Common Stock	-	100
Net Cash Flows From Investing Activities	57,402	35,579
Cash at Beginning of Period	7,259	-
Net Increase (Decrease) In Cash	(1,141)	7,259
Cash and Restricted Cash at End of Period	$ 6,118	$ 7,259

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ATENSE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 30, 2018	$ -	$ -	$ -	$ -	$ -
Issuance of Stock	100	100	29,100		29,200
Net Income				(21,400)	(21,400)
Balance at December 31, 2018	100	100	$ 29,100	$ (21,400)	$ 7,800
Issuance of Stock	-	-	63,000		63,000
Net Income				(45,151)	(45,151)
Balance at December 31, 2019	100	$ 100	$ 92,100	$ (66,550)	$ 25,650

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Atense, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a technology company that is developing a proactive anti-malware computer program.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, valuation of deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Security Deposit

Security Deposit represents a required security deposit for the Company's credit card account.

Trademark

Intellectual Property represents fees paid to secure various trademarks. The Company has eight US patents and pending patents filed in the US, China, and Europe. The Company has determined these assets has an indefinite useful life. As such, no amortization expense has been recognized.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue will be sales of its proactive anti-malware software platform.

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the year incurred. Total research & development expenditures amount to $56,219 and $6,337 in 2019 and 2018, respectively.

Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $17,691 and $5,689, respectively. The following table presents the deferred tax assets and liabilities by source:

	2019	2018
Deferred Tax Assets		
Net Operating Loss Carry Forwards	17,691	5,689
Valuation Allowance	-	-
Net Deferred Tax Assets	$ 17,691	$ 5,689

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and

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negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2019, and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $12,002 and $5,689, which may be carried forward.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases.

NOTE C- DEBT

 In 2018, the Company received funds from John Almeida, a member of the Company's management team. This loan bears no interest or formal repayment structure.

NOTE D- EQUITY

The Company's articles of incorporation authorize the Company to issue up to 10,000 shares of $1.00 par value common shares.

The Company currently has one class of equity outstanding:

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   100

NOTE E- RELATED PARTY TRANSACTIONS

Subsequent to the period, Piloandia, LLC ("the party") licensed sixteen US patents and an online software development platform to the Company. The Party is commonly controlled by John Almeida, a member of the Company's management team.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 10, 2020 the date that the financial statements were available to be issued.